Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE

SIX MONTHS ENDED JUNE 30, 2023

In this report, as used herein, and unless the context suggests otherwise, the terms “GFAI,” “Company,” “we,” “us” or “ours” refer to the combined business of Guardforce AI Co., Limited, its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “THB” are to the legal currency of Thailand. References to “RMB” are to the legal currency of the People’s Republic of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission on May 1, 2023 (the “2022 Form 20- F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2022 Form 20-F under “Item 3. Key Information-D. Risk Factors” or in other parts of the 2022 Form 20-F.

Overview

Our businesses are categorized into four main units:

[i] Secure Logistics Business;

[ii] Information Security Business;

[iii] Robotics AI Solution Business; and

[iv] General security Business.

Secure Logistics Business

We conduct business mainly through Guardforce Cash Solutions Security Thailand Co., Limited, or GF Cash (CIT), our subsidiary, which provides secured logistics solutions in Thailand. This includes the following services:

(i) Cash-In-Transit – Non-Dedicated Vehicle (Non-DV):

CIT (Non-DV) includes the secure transportation of cash and other valuables between commercial banks and the Bank of Thailand, Thailand’s central bank. CIT (Non-DV) also includes the transportation of coins between the commercial banks, the Thai Royal Mints and the Bank of Thailand. As such, the main customers for this service are the local commercial banks. Charges to the customers are dependent on the value of the consignment; condition of the cash being collected (for example, seal bag collection, piece count collection, bulk count collection, or loose cash collection); and the volume of the transaction. Vehicles used for the delivery of this service are not dedicated to the specific customers.

(ii) Cash-In-Transit – Dedicated Vehicle (DV):

CIT (DV) includes the secure transportation of cash and other valuables between commercial banks. As part of this service, dedicated vehicles are assigned specifically to the contracted customer for their dedicated use between the contracted designated bank branches. As this is a dedicated vehicle service, customers will submit direct schedules to our CIT teams for the daily operational arrangements and planning. Charges to the customers are on a per vehicle per month basis.

(iii) ATM Management Services:

ATM management includes cash replenishment services and first and second line of maintenance services for the ATM machines. First line of maintenance services (FLM) includes rectification of issues related to jammed notes, dispenser failures and transaction record print-out issues. Second line of maintenance services (SLM) includes all other issues that cannot be rectified under the FLM. SLM includes, for example, complete machine failure, and damage to hardware and software.

(iv) Cash Processing (CPC):

Cash processing (CPC) services include counting, sorting, counterfeit detection and vaulting services. We provide these services to commercial banks in Thailand.

(v) Cash Center Operations (CCT):

Cash Center Operations (CCT) is an outsourced cash center management service. We operate the cash center on behalf of the customer, which includes note counting, sorting, storage, inventory management and secured transportation of the notes and coins to the various commercial banks in Thailand.

(vi) Cheque Center Service (CDC):

Cheque Center Service (CDC) includes secured cheque pickup and delivery service.

(vii) Express Cash:

The express cash service is an expansion of our Guardforce Digital Machine, or GDM, solution. We work with commercial banks to have a mobile GDM installed in our CIT vehicles to collect cash from retail customers at the retailers’ sites. The cash is immediately processed inside the CIT vehicle and the cash counting results are immediately transmitted to GF Cash (CIT) headquarters and to a commercial bank. The bank will then credit the counted amount to its customers’ bank accounts. We launched the Express Cash service in 2019.

(viii) Coin Processing Service:

The Coin Processing Service includes the secure collection of coins from retail businesses and banks. The coins are stored and then delivered to the Royal Thai Mint, a sub-division of the Thai Treasury Department, Ministry of Finance. We deploy manpower to work at the Royal Thai Mint as cashier services. Additionally, we use our existing vehicle fleet to deliver coins from the Royal Thai Mint to bank branches, and vice versa.

(ix) Cash Deposit Management Solutions:

Cash Deposit Management Solutions are currently delivered by our Guardforce Digital Machine solution. Our GDM product is deployed at customer sites to provide secured retail cash deposit services. Customers use our GDM product to deposit daily cash receipts. We then collect the daily receipts from our GDM in accordance with agreed schedules. All cash receipts are then securely collected and delivered to our cash processing center for further handling and processing.

Information Security Business

We acquired a majority stake in Handshake Networking (Handshake) on March 25, 2021, in furtherance of our strategy to diversify into information security as part of our portfolio of services. The purpose of this acquisition was to provide us with the experience, expertise, and creditability to capitalize on the growing information security market.

The services offered under our Information Security business include:

●	External and Internal Penetration Testing;

●	Wireless Network Testing;

●	Web Application Testing;

●	Hospitality Services Testing;

●	Consulting Services, Training;

●	PCI Services; and

●	Forensic Services.

Robotics AI Solution Business

Our Robotics Solutions business was established in 2020 as part of our revenue diversification efforts. We do not manufacture the robots, but we operate on a Robots as a Service (RaaS) business model and purchase the robots from equipment manufacturers. We integrate various value add applications into the robots for leasing to generate recurring revenue. As part of our market penetration strategy, we have adopted a mass adoption strategy by providing the robots on a trial basis with an option to purchase or rent.

On March 22, 2022, we acquired 100% of the equity interests in Shenzhen GFAI Robot Technology Co., Limited (“Shenzhen GFAI”) and Guangzhou GFAI Technology Co., Limited (“Guangzhou GFAI”). Shenzhen GFAI and Guangzhou GFAI are based in both Shenzhen and Guangzhou, ranking among the top 10 largest Chinese cities and among the 30 largest cities globally. Shenzhen GFAI and Guangzhou GFAI focus on the hospitality, healthcare, property management, and government sectors. Revenues are derived from AI robotic services which automate repetitive tasks, making them less labor intensive. This acquisition is expected to serve an integral role in the growth of our RaaS business initiative in the Greater Bay Area, which is one of the fastest-growing economic regions in the PRC. During the six months ended June 30, 2023, revenues contributed by Shenzhen GFAI and Guangzhou GFAI was $307,677.

On December 21, 2022, we entered into an asset purchase agreement (“Agreement”) with Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”) to purchase select robotic equipment assets and Kewei’s technology platform. With this acquisition, we will have a solid foundation for future RaaS capability and have access to the entire China market through the sales channels and agents built by Kewei since 2019, and will serve clients across various industries, such as restaurants, hotels, and office buildings, including Fortune 500 customers. The revenue streams will include robotic rental, advertising, and technical services across most of the major metropolitan cities in China.

General Security Business

On June 22, 2022, we acquired 100% of the equity interests in Beijing Wanjia Security System Co. Ltd (“Beijing Wanjia”) in the PRC. Beijing Wanjia is an integrated alarm security solution provider with over 25 years’ experience and a well-established customer base among retail businesses. The acquisition of a well-established integrated security solution provider in Beijing is truly transformative as it not only strengthens our foothold in Asia, but also expands our integrated security capabilities. During the six months ended June 30, 2023, revenues contributed by Beijing Wanjia was $1,622,218.

The business environment in which we operate can change quickly. We must quickly adapt to changes in the competitive landscape and local market conditions. To be successful, we must be able to balance, on a market-by market basis, the effects of changing demand on the utilization of our resources. We operate on a centralized basis but allow enough flexibility so local field management can adjust operations to the particular circumstances of their markets.

We measure financial performance on a long-term basis. We create value by focusing on yielding solid returns on capital, growing our revenues and earnings, and generating cash flows sufficient to fund our growth.

Results of Operations

The following table sets forth a summary of our unaudited interim condensed consolidated results of operations and the amounts as a percentage of total revenues for the periods indicated. This information should be read together with our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended June 30,
	2023		2022
	$	% of Revenue	$	% of Revenue
Revenue	18,413,292	100.0%	16,942,522	100.0%
Cost of sales	(15,939,067)	(86.6)%	(14,998,727)	(88.5)%
Gross profit	2,474,225	13.4%	1,943,795	11.5%
Stock based compensation	-	-%	(252,095)	(1.5)%
Provision for and write off of withholding taxes receivable	(561,277)	(3.0)%	(265,340)	(1.6)%
Provision for expected credit loss on trade and other receivables	(870,408)	(4.7)%	-	-%
Provision for obsolete inventories	(3,090,283)	(16.8)%	-	-%
Impairment loss on fixed assets	(1,591,766)	(8.6)%	-	-%
Impairment on goodwill	(1,263,040)	(6.9)%	-	-%
Selling, distribution and administrative expenses	(6,981,660)	(37.9)%	(6,977,996)	(41.1)%
Operating loss	(11,884,209)	(64.5)%	(5,549,636)	(32.8)%
Other income, net	77,765	0.4%	46,859	0.3%
Foreign exchange losses, net	(583,661)	(3.1)%	(745,759)	(4.4)%
Finance costs	(584,897)	(3.2)%	(410,861)	(2.4)%
Loss before income tax	(12,975,002)	(70.4)%	(6,659,397)	(39.3)%
Provision for income tax (expense) benefit	(874,431)	(4.7)%	320,183	1.9%
Net loss for the period	(13,849,433)	(75.1)%	(6,339,214)	(37.4)%
Net loss attributable to:
Equity holders of the Company	(13,819,219)		(6,306,822)
Non-controlling interests	30,214		32,392
	(13,849,433)		(6,339,214)

Comparison of six months ended June 30, 2023, and 2022

Revenue

For the six months ended June 30, 2023, our revenue was $18,413,292, an increase of $1,470,770, or 8.7%, compared to $16,942,522 for the six months ended June 30, 2022. This increase was mainly driven by the following factors:

(i)	There was $610,613, or 11.4%, increase from our Cash-In-Transit business with our retail customers due to the increased frequency of services when Thailand begins to ease tough Covid pandemic control and lockdown measures in 2023. However, there was a decrease in our Cash-In-Transit and ATM business with our bank customers by $1,009,042, or 14.7%, due to the decreasing use of cash which results in a reduced need for cash in the marketplace and a decline in the need for physical bank branches and ATM services.

(ii)	We experienced continuous increase on the demand for our Guarcforce Digital Machine or GDM products. For the six months ended June 30, 2023, the revenue contribution from our GDM product increased by $256,665, or 29.5%.

(iii)	We acquired Beijing Wanjia Security System Co., Ltd. on June 22, 2022, which contributed $1,622,218, or 8.8%, to our total revenue for the six months ended June 30, 2023.

(iv)	There was decrease in our robotics AI solutions revenue due to the lasting effects after Covid-19. Revenue decreased by$278,352, or 38.7%, compared to the same period of 2022. The impact of the COVID-19 pandemic on our business has been significant and we were unable to fully recover in the first half of year 2023. There was a decline in consumer demand on our robots during the six months ended June 30, 2023, we will evolve our robots with changing consumer preferences by investing in the R&D projects.

Cost of sales

Cost of revenue consists primarily of internal labor cost and related benefits, and other overhead costs that are directly attributable to services provided.

For the six months ended June 30, 2023, our cost of revenue was $15,939,067, an increase of $940,340, or 6.3%, compared to $14,998,727 for the six months ended June 30, 2022. This increase was in line with the increase in revenue. Cost of revenue as a percentage of our revenues slightly decreased from 88.5% for the six months ended June 30, 2022, to 86.6% for the six months ended June 30, 2023. Despite the increase in fuel consumption costs in the past comparable period by approximately 8.3% from THB31.11 ($0.92) average per liter for the six months ended June 30, 2022 to THB33.70 ($0.99) average per liter for the six months ended June 30, 2023, we continue our effective cost savings measures to control our direct labor and overhead cost which offset the impact on the increase fuel price.

Gross profit.

As a percentage of revenue, our gross profit margin increased from 11.5% for the six months ended June 30, 2022 to 13.4% for the six months ended June 30, 2023, primarily due to the cost control and we have a higher profit margin from our robotics AI solution business. During the six months ended June 30, 2023, the gross profit margin for our secured logistics business and robotics AI solution business was 9.3% and 22.1%, respectively.

Provision for and write off of withholding tax receivable.

During the six months ended June 30, 2023, we recorded a provision for, and write-off of, withholding tax receivable of $261,793 and $299,484, respectively. On July 12, 2023, we received a withholding tax refund of THB18,959,514 (approximately $0.5 million) in connection with the Company’s 2018 withholding tax refund applications of THB29,188,153 (approximately $0.8 million). The Company wrote-off the difference between the receivable recorded and the amount of refund subsequently received from the Thai Revenue Department. Out of prudence, at each reporting period, we estimate and record the provision for withholding tax receivable based on the amount historically refunded and written off.

Provision for expected credit loss on trade and other receivables.

During the six months ended June 30, 2023, we made a provision for expected credit loss on trade and other receivables amounting to $870,408. During the COVID-19 pandemic, we temporarily provided flexible credit terms to certain customers to foster long-term business relationships, however, some of our customers are still facing financial hardship since the end of the COVID-19 pandemic, leading to their inability to repay our outstanding receivables. As of June 30, 2023, we estimated the potential credit losses through a comprehensive assessment of credit risk, probability of default and scenario analysis and recorded a provision to reflect the true value of our receivables on the financial statements.

Provision for obsolete inventory.

During the six months ended June 30, 2023, we made a provision for our robot inventory amounting to $3,090,283. This provision represents an estimate of the amount of inventory that may not be sold at its original cost due to obsolescence, damage, or a decline in market value. Our inventory provision is determined based on an analysis of historical sales trends, current market conditions, existing sales pipeline, and the age and condition of our inventory. During the first half-year of 2023, although our business is gradually recovering from the COVID-19 pandemic, which was less severe than 2022, we experienced a continuous decrease in demand and reduction of selling price for our robots compared to our budget, resulting in excess inventory levels. This led to the recognition of a provision for inventory was needed as we adjusted our estimates for potential losses on slow-moving or obsolete inventory.

We have implemented measures to improve our inventory forecasting and management, including the use of our GFAI ICP which provides advanced analytics and planning. Going forward, our newly acquired Kewei’s technology platform will provide more in-depth analytics and planning on our China market, and we will continue monitoring our inventory levels and adjust our inventory provision as necessary. We believe that our proactive approach to inventory management will enable us to maintain a healthy balance between inventory levels and sales performance, while mitigating the impact of losses on our financial results. Overall, we believe that our inventory provision reflects our commitment to responsible inventory management and our focus on delivering long-term value to our shareholders.

Impairment loss on fixed assets.

During the six months ended June 30, 2023, we recognized an impairment loss of $1,591,766 on our robot fixed assets. This impairment loss was primarily driven by our free trial business model that shows an inadequate estimated future cash flow associated with these assets. This impairment loss reflects the reduction in the value of the impaired assets and negatively impacts our financial performance.

Despite this impairment loss, we remain committed to investing in our robot assets to support our growth and expansion plans. We continue to evaluate our fixed assets on a regular basis to ensure that they remain relevant and meet our operational needs. Going forward, we will continue to monitor our fixed assets for indications of potential impairment and will adjust our estimates as necessary. We are committed to investing in our assets in a prudent and responsible manner while balancing the need for growth and innovation with the need to maintain a strong balance sheet. Overall, we believe that our recognition of the impairment loss reflects our commitment to transparent and responsible financial reporting, and our focus on delivering long-term value to our shareholders.

Impairment on goodwill.

During the six months ended June 30, 2023, we recognized impairment losses on Handshake Networking Limited, Shenzhen GFAI Robot Technology Co., Limited and Guangzhou GFAI Technology Co., Limited in an aggregate amount of $1,263,040. Despite the passing of the COVID-19 pandemic, our businesses have not returned to normal and our markets have not regained confidence as we expected, we identified indicators of potential impairment including declining sales trends, increased competition, and changes in the operating environment in first half-year of 2023, thus we performed impairment testing and the amount of the impairment losses recognized reflects the excess of the carrying value of goodwill over its estimated recoverable amount.

These impairment losses recognized during the six months ended June 30, 2023 serve as a prudent measure to ensure the accuracy and transparency of our financial reporting. Going forward, we will continue to closely monitor the performance of our reporting units and evaluate any indicators of impairment. Despite the challenges on our business operations that we are still facing, we remain committed to the sustained success of the Company.

Selling, distribution and administrative expenses.

The Company’s total selling, distribution and administrative expenses are comprised of the following:

●	Selling and distribution expenses are mainly comprised of compensation and benefits for our sales and marketing personnel, travel and entertainment expenses, exhibitions, advertising and marketing promotion expenses, depreciation of motor vehicles, rental expenses, utility expenses and transportation charges.

●	Administrative expenses are mainly comprised of compensation and related expenses for our management and administrative personnel, depreciation of leasehold improvements, robots and motor vehicles and rental expenses of our offices in different countries.

Our three most significant selling, distribution and administrative expenses for the six months ended June 30, 2023 were staff expense, depreciation and amortization expense and professional fees of $3,602,127, $1,251,359 and $774,553, respectively. Professional fees mainly represent (i) the corporate legal fees in connection with the acquisition of the assets from Shenzhen Kewei Robot Technology Co., Limited, two underwritten public offerings (“CMPOs”) completed in May 2023, provision of legal advice, (ii) the audit fees and audit-related fees.

For the six months ended June 30, 2023, our total selling, distribution, and administrative expenses were $6,981,660, a slight increase of $3,664, or 0.05%, compared to $6,977,996 for the six months ended June 30, 2022. We have successfully maintained our operating expenses at a consistent level with the previous same period of 2022, which resulted from our successful cost reduction strategies including streamlining processes and allocating resources effectively to optimize our operational efficiency.

Although we maintain our cost reduction measures, we expect our administrative expenses will increase over time as we continue to expand our business. Our selling expenses are expected to increase as we continue to expand our business and promote our Guardforce brand. Our administrative expenses are expected to increase, reflecting the hiring of additional personnel and other costs related to the anticipated growth of our business, as well as the higher costs of operating as a public company.

Other income.

For the six months ended June 30, 2023, other income was $77,765 as compared to $46,859 for the six months ended June 30, 2022. Other income is comprised mainly of miscellaneous income, interest income and gain (loss) from disposal of fixed assets.

Finance costs.

For the six months ended June 30, 2023, finance costs were $584,897 as compared to $410,861 for the six months ended June 30, 2022. Finance costs are comprised of finance charges for leases, interest expense on interest-bearing bank borrowings and a third-party borrowing, an interest-bearing convertible note and two related-party borrowings utilized for working capital purposes.

Provision for income tax (expense) benefit.

For the six months ended June 30, 2023, our income tax expense was $874,431 as compared to income tax benefit of $320,183 for the six months ended June 30, 2022. We are subject to various rates of income tax under different jurisdictions. During the six months ended June 30, 2023, we recognized an income tax expense related to the valuation allowance on our deferred tax assets arising from our secured logistics business. Due to the historical losses and economic conditions, management determines to establish an allowance of $874,431 on the deferred tax assets after assessing the probability of realizing the benefits of the deferred tax assets in future periods.

Net loss.

For the six months ended June 30, 2023, our net loss was $13,849,433, an increase of $7,510,219, as compared to net loss $6,339,214 for the six months ended June 30, 2022. This was mainly due to provisions and impairments made during the first half-year of 2023.

Although we incurred a significant net loss for the six months ended June 30, 2023, we expect to see a positive trend in our future results.

Net loss attributable to non-controlling Interests.

For the six months ended June 30, 2023, and 2022, net loss attributable to non-controlling interests were $30,214 and $32,392, respectively.

Net loss attributable to equity holders of the Company.

For the six months ended June 30, 2023, and 2022, our net loss attributable to equity holders of the Company were $13,819,219 and $6,306,822, respectively.

Inflation.

Our operating results for the six months ended June 30, 2023, were negatively affected by the recent inflationary cost pressures. The higher fuel price, transportation costs, and higher wage rates impact the profitability of our business. We will develop operational strategies to mitigate the inflation which involve a combination of cost-cutting measures and adjustments to pricing.

Foreign Currency Fluctuations.

Our activities expose it to a variety of financial risks: foreign exchange risk, interest rate risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Critical Accounting Policies.

IFRS 15 Revenue from Contracts with Customers supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and it applies, with limited exceptions, to all revenue arising from contracts with customers. IFRS 15 establishes a five-step model to account for revenue arising from contracts with customers and requires that revenue be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring services or goods to a customer. IFRS 15 requires entities to exercise judgment, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with our customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, the standard requires extensive disclosures.

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement; impairment: and hedge accounting.

Non-IFRS Financial Measures

To supplement our unaudited interim condensed consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the non-IFRS adjusted EBITDA as financial measures for our consolidated results.

We believe that adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in loss from operations and net loss. We believe that these non-IFRS measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present the non-IFRS financial measures in order to provide more information and greater transparency to investors about our operating results.

EBITDA represents net loss before (i) finance costs, provision for income tax benefit, depreciation of fixed assets and amortization of intangible assets, which we do not believe are reflective of our core operating performance during the periods presented.

Non-IFRS adjusted net loss represents net loss before (i) finance costs, income tax benefit and depreciation of fixed assets and amortization of intangible assets, (ii) certain non-cash expenses, consisting of stock-based compensation expense and allowance for, write off of withholding tax receivables, (iii) impairment of assets including trade and other receivables, inventories, fixed assets and goodwill.

Non-IFRS loss per share represents non-IFRS net (loss) income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods. Non-IFRS diluted (loss) earnings per share represents non-IFRS net (loss) income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis.

The table below is a reconciliation of our net loss to EBITDA and non-IFRS net loss for the periods indicated:

	For the six months ended June 30,
	2023	2022
Net loss – IFRS	$(13,849,433)	$(6,339,214)
Finance costs	584,897	410,861
Provision for income tax expense (benefit)	874,431	(320,183)
Depreciation and amortization expense	2,619,001	2,697,378
EBITDA	(9,771,104)	(3,551,158)
Stock based compensation	-	252,095
Provision for and write off of withholding taxes receivable	561,277	263,340
Provision for expected credit loss on trade and other receivables	869,519	-
Provision for obsolete inventories	3,090,282	-
Impairment loss on fixed assets	1,591,766	-
Impairment of goodwill	1,263,040	-
Adjusted net loss (Non-IFRS)	$(2,395,220)	$(3,035,723)
Non-IFRS loss per share
Loss per share attributable to equity holders of the Company
Basic and diluted	$(0.75)	$(3.45)

Weighted average number of shares used in computation:
Basic and diluted	3,174,282	880,618

Liquidity and Capital Resources

Our principal sources of liquidity and capital resources have been, and are expected to continue to be, cash flow from operations and bank borrowings. Our principal uses of cash have been, and we expect will continue to be, for working capital to support a reasonable increase in our scale of operations as well as for business expansion investments.

As of June 30, 2023 and 2022, we had cash and cash equivalents and restricted cash of approximately $26.0 million and $9.5 million, respectively.

The following table summarizes the key cash flow components from our unaudited interim condensed consolidated statements of cash flows for the periods indicated.

	For the six months ended June 30,
	2023	2022
Net cash used in operating activities	$(1,046,862)	$(13,827,792)
Net cash used in investing activities	(1,046,308)	(9,341,708)
Net cash generated from financing activities	19,876,078	17,375,453
Effect of exchange rate changes on cash	16,840	(519,523)
Net decrease in cash and cash equivalents, and restricted cash	17,799,748	(6,313,570)
Cash and cash equivalents, and restricted cash at January 1,	8,230,644	15,853,811
Cash and cash equivalents, and restricted cash at June 30,	$26,030,392	$9,540,241

Operating Activities.

Net cash used in operating activities was $1,046,862 for the six months ended June 30, 2023. The difference between our net loss of $13,849,433 and net cash used in operating activities was mainly due to (i) depreciation and amortization of $2,619,001, comprised of depreciation of fixed assets, depreciation of right-of-use assets and amortization of intangible assets mainly acquired through the business combinations; (ii) interest expense of $584,897 for the bank loans and loans from related parties and finance costs related to the finance lease and operating lease liabilities; (iii) provision for and write off of withholding tax receivable of $561,277; (iv) provision for expected credit loss on trade and other receivable of $869,519; (v) impairment of robotics related assets including inventories and fixed assets in aggregate of $4,682,048; (vi) impairment of goodwill of $1,263,040; and (vi) the cash generated from operating activities of $2,180,824, which was generally due to the increase in trade and other payables and other current liabilities of $1,285,317, which mainly represents the trade payables to third parties and payroll payable; the decrease in amounts due with related parties of $639,807 due to the repayment of related party receivables by returning the shares we issued in connection with the deposit paid for acquisitions that was subsequently terminated; the decrease in deferred tax assets of $874,431 due to a valuation allowance made on the portion that is more likely than not that it will not be realized. The cash generated was being offset with the cash used in operating activities by the increase in other assets of $719,254 representing the prepayments made for office and warehouse rental during the six months ended June 30, 2023.

Investing Activities.

Net cash used in from investing activities was $1,046,308 for the six months ended June 30, 2023, which was due to the purchase of property, plant, and equipment of $829,231 and the purchase of intangible assets of $217,077.

Financing Activities.

Net cash generated from financing activities was $19,876,078 for the six months ended June 30, 2023, which was mainly attributable to the two underwritten public offerings (“CMPOs”) completed in May 2023. On May 5, 2023, we completed an underwritten public offering to issue 1,720,430 ordinary shares and an additional 258,064 ordinary shares for the exercise of an over-allotment option at the time of the closing at a public offering price of $4.65 per share for aggregate gross proceeds of approximately $9.2 million. On May 12, 2023, we completed another underwritten public offering to issue 2,580,600 ordinary shares and an additional 387,090 ordinary shares for the exercise of an over-allotment option at the time of the closing at a public offering price of $4.65 per share for aggregate gross proceeds of approximately $13.8 million.

In addition, we obtained proceeds from bank borrowings of $1,756,738 and from the exercise of warrants of $506,693. The cash generated was being offset with (i) $49,664 cash paid for the cancellation of fractional shares as a result of the share consolidation which was effective on January 31, 2023; (ii) repayment of borrowings of $1,937,096; and (iii) lease payments and interest paid of $1,267,979.

Research and Development, Patents and Licenses, Etc.

There is no intellectual property owned by us at this moment.

We have outlined our research and development plans to foster innovation and drive technology advancements within our robotics AI solutions business. We plan to collaborate with third-party business partners and develop our internal R&D team’s capabilities. We have budgeted approximately $1.8 million for research and development expenditures for 18 months from the second half of the fiscal year of 2023 through the end of the fiscal year 2024.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demand, commitments, or events that are reasonably likely to have a material effect on our net revenues and income from operations, profitability, liquidity, capital resources, or would cause reported financial information not to be indicative of future operation results or financial condition.

Off-Balance Sheet Arrangements

We do not have off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial position, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material.

Tabular Disclosure of Contractual Obligations

Executives/directors agreements

The Company has several employment agreements with executives and directors with the latest expiring in August 2025. All agreements provide for automatic renewal options with varying terms of one year or three years unless terminated by either party. Future payments for employment agreements as of June 30, 2023, are as follows:

Amount
Twelve months ending June 30:
2024	$875,472
2025	740,000
2026	118,333
Total minimum payment required	$1,733,805

Contracted expenditure commitments

The Company’s contracted expenditures commitments as of June 30, 2023 but not provided in the interim condensed consolidated financial statements are as follows:

		Payments Due by Period
			Less than	1-3	4-5	More than
Contractual Obligations	Nature	Total	1 year	years	years	5 years
Service fee commitments	(a)	$56,644	$56,644	$-	$-	$-
Operating lease commitments	(b)	3,589,243	1,924,149	1,645,840	19,254	-
Purchase commitments	(c)	3,106,786	3,106,786	-	-	-
		$6,752,673	$5,087,579	$1,645,840	$19,254	$-

(a)	The Company has engaged Stander Information Company Limited (“Stander”) to provide technical services relating to the cash management systems for the Company’s secure logistics business. The service agreement with Stander comprised of a monthly fixed service fee and certain other fees as specified in the agreement, which was expire in August 2023. In August, 2023, the Company renewed the service agreement with Stander for 2 years.

(b)	From time to time, the Company entered into various short-term lease agreements to rent warehouses and offices. In addition, the Company has various low value items with various lease terms that the Company is committed to pay in the future.

(c)	AI Hong Kong entered into various purchase agreements with Shenzhen Intelligent Guardforce Robot Technology Co., Limited and Shenzhen Kewei Robot Technology Co., Ltd. to establish mutual contractual obligations for future purchases of robots. These agreements do not contain the scheduled delivery dates. As of the date of filing, the Company is not intent to execute these agreements until the inventories on hand are being sold.